Exhibit 99.1

January 28, 2016

ATTUNITY REPORTS FOURTH QUARTER AND
FULL YEAR 2015 RESULTS

36% REVENUE GROWTH IN 2015

Burlington, MA – January 28, 2016 – Attunity, Ltd. (NasdaqCM: ATTU), a leading provider of Big Data management software solutions, today reported its unaudited financial results for the three month period and full year ended December 31, 2015.

“We reported a 36% increase in total revenue for 2015 as a result of strong market demand for our core line of Big Data and cloud solutions. We are also seeing increased demand for significantly larger deals with Attunity being positioned as a strategic enterprise solution. Revenue for the year was slightly impacted by longer sales cycles and new licensing models associated with providing these large-scale solutions to global customers. As a result, revenue was slightly lower than the annual guidance we provided in March after acquiring Appfluent,” said Shimon Alon, Chairman and CEO of Attunity. “We believe 2015 was a transformational year for Attunity as we evolved into a globally recognized brand.  Our new solutions provide a strategic platform from which customers will maximize the value of their entire Big Data environment which is often the most important and visible initiative underway within a Global 2000 organization.”

Recent Operational Highlights:
•	Signed several Replicate for Hadoop deals, including one with a large U.S. retailer
•	Won first customer under new global reseller agreement with Teradata
•	Extended OEM distribution agreement with Microsoft Corp. through 2016
•	Completed successful pilot program of Attunity Compose, which resulted in initial customer engagements
•	Introduced Attunity CloudBeam for Google Cloud SQL

Financial Highlights for Q4 2015, compared with Q4 2014:
•	Total non-GAAP revenue increased 20% to $13.2 million*
•	Total revenue increased 20% to $13.0 million
•	Non-GAAP net income of $0.2 million, compared with non-GAAP net income of $1.1 million for the fourth quarter of 2014*
•	Positive cash flow from operations of $0.5 million, compared with $0.6 million for the fourth quarter of 2014

Financial Highlights for the Full Year 2015, compared with the Full Year of 2014:
•	Total non-GAAP revenue increased 36% to $49.1 million*
•	Total revenue increased 36% to $48.4 million
•	Non-GAAP net income of $1.6 million for both 2015 and 2014*
•	Positive cash flow from operations of $4.7 million, compared with $3.1 million for 2014

Big Data Management and Cloud Solutions
Attunity is regularly expanding the capabilities and partnerships for its replication platform for the cloud. There are currently three revenue pipelines feeding into this platform, including revenue from strategic OEM, direct sales and partner’s referrals from Amazon AWS and Microsoft Azure. The Company also expanded its product portfolio to support cloud databases for the recently launched Google Cloud SQL.

The ability of Attunity Visibility to optimize performance and balance workloads for customers from traditional data warehouses to Hadoop has generated market demand that has resulted in a strong sales pipeline of Fortune 500 companies.

Sales and Marketing
The Company continued to extend its sales, marketing and business development teams, having grown the total headcount nearly 80% compared with the beginning of 2014. Beyond building out the ranks, the Company has enhanced its sales leadership team.

“Our sales and marketing strategy has evolved in order to address working with larger organizations, landing larger deals and taking advantage of cross selling opportunities for complementary offerings. As a result, we have seen the value of our average customer agreement increase,” continued Mr. Alon.

Financial Results for Q4 2015
Total revenue for the fourth quarter of 2015 increased 20% to $13.0 million, compared with $10.9 million for the same period in 2014. This includes license revenues for the fourth quarter of 2015, which increased 11% to $7.4 million, compared with $6.7 million for the same period in 2014. It also includes maintenance and service revenue, which grew 33% to $5.6 million, compared with $4.2 million for the same period in 2014.

Total non-GAAP revenue for the fourth quarter of 2015 was $13.2 million, compared with $11.0 million for the same period in 2014. This includes non-GAAP maintenance and service revenue of $5.8 million, which grew 34% from the same period in 2014 Non-GAAP revenue for the fourth quarter of 2015 includes a total of $0.2 million in revenue associated with acquisitions, compared with $0.1 million of similar revenue for the same period in 2014.*

Operating loss for the fourth quarter of 2015 was $1.4 million, compared with an operating income of $1.2 million for the same period in 2014.

Non-GAAP operating income was $0.7 million for the fourth quarter of 2015, compared with operating income of $2.1 million for the fourth quarter of 2014. Non-GAAP operating income for the fourth quarter of 2015 excludes a total of $2.1 million in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with $0.9 million of similar expenses for the same period in 2014.*

Net loss for the fourth quarter of 2015 was $1.2 million, or $0.07 per diluted share, compared with net loss of $0.1 million, or $0.00 per diluted share in the fourth quarter of 2014.

Non-GAAP net income for the fourth quarter of 2015 was $0.2 million, compared with non-GAAP net income of $1.1 million for the same period in 2014. Non-GAAP net income for the fourth quarter of 2015 excludes a total of $1.4 million in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with $1.1 million of similar expenses for the same period in 2014.*

Financial Results for Full Year 2015
Total revenue for the full year ended December 31, 2015 increased 36% to $48.4 million, compared with $35.7 million for 2014. This includes a 33% increase in license revenues for 2015 to $26.7 million, compared with $20.1 million for 2014. It also includes maintenance and service revenue, which grew 39% to $21.6 million compared with $15.5 million for 2014.

Total non-GAAP revenue for 2015 was $49.1 million, compared with $36.0 million in 2014. This includes non-GAAP maintenance and service revenue of $22.4 million, which grew 41% from 2014. Non-GAAP revenue for 2015 includes a total of $0.7 million in revenue associated with acquisitions, compared with $0.4 million of similar revenue in 2014. *

Operating loss for 2015 was $4.1 million, compared with an operating loss of $0.1 million in 2014.

Non-GAAP operating income was $3.9 million for 2015, compared with operating income of $3.1 million in 2014. Non-GAAP operating income for  2015 excludes a total of $8.0 million in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with $3.1 million of similar expenses for  2014.*

Net loss for 2015 was $5.3 million, or $0.33 per diluted share, compared with net loss of $1.7 million, or $0.11 per diluted share, in 2014.

Non-GAAP net income for 2015 was $1.6 million, compared with non-GAAP net income of $1.6 million in 2014. Non-GAAP net income for 2015 excludes a total of $6.9 million in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with $3.3 million of similar expenses in 2014.*

Cash and cash equivalents were $12.5 million as of December 31, 2015, compared with $19.0 million as of December 31, 2014. This decrease is mainly attributable to the acquisition of Appfluent in March 2015.

Shareholders' equity as of December 31, 2015 increased to $36.6 million, compared with $31.2 million as of December 31, 2014.

Outlook for Full Year 2016
“As we look ahead, we expect to benefit from the signing of a number of enterprise agreements that reflect new multi-year, multi-tier licensing structures sought by the global companies in our pipeline. These larger, longer-term agreements will add recurring revenue to our business, building over time as we engage an increasing number of customers under these new terms,” concluded Mr. Alon.

The Company expects revenue to increase to between approximately $58 and $62 million for 2016.  Additionally, the Company expects non-GAAP operating margin to range between 5% and 8%.

Financial Reconciliation to non-GAAP figures for 2016 Outlook:

	From	To
GAAP Operating Loss Margin	(9)%	(6)%
Equity based compensation	8%	8%
Amortization and other adjustments – related acquisitions	6%	6%
Non-GAAP Operating Profit margin (*)	5%	8%

(*) Non-GAAP Operating Profit Margin is calculated by dividing the non-GAAP Operating Profit by the total non-GAAP revenues for the period.

The Company clarified that it does not expect to provide or update guidance more often than on an annual basis.

 * See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call and Webcast Information

The Company will host a conference call with the investment community on Thursday, January 28th at 10:00 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO of Attunity, and Dror Harel-Elkayam, CFO of Attunity. The dial-in numbers for the conference call are +1-888-428-9490 (U.S. Toll Free), +1 80 924 5906 (Israel), or +1-719-457-2645 (International). All dial-in participants must use the following code to access the call: 6761974.

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through the Events section of Attunity's website, http://www.attunity.com/events, and http://www.kcsa.com.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through February 11, 2016, at +1-877-870-5176 (U.S. Toll Free) or 1-858-384-5517 (International). Participants must use the following code to access the replay of the call: 6761974. The online archive of the webcast will be available on http://www.attunity.com/events for 30 days following the call.

About Attunity
Attunity is a leading provider of Big Data management software solutions that enable access, management, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, data flow management, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income, operating income, operating profit margin and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisitions, net of related tax, stock-based compensation expenses in accordance with ASC 718, acquisition-related compensation expense and non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value and accretion of payment obligations. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Safe Harbor Statement
This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that we expect the signing of a number of enterprise agreements that reflect new multi-year, multi-tier licensing structures or when we provide our outlook for 2016, we use forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to our history of operating losses and ability to achieve profitability;  our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers;  risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our ability to expand our business into the SAP market and the success of our Gold Client offering;  timely availability and customer acceptance of Attunity's new and existing products, including Attunity Compose and Attunity Visibility; risks and uncertainties relating to fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2016 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:

Garth Russell / Allison Soss
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com   / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
P: +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

 CONSOLIDATED FINANCIAL STATEMENTS

AS of December 31, 2015

U.S. DOLLARS IN THOUSANDS

Unaudited

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,	December 31,
	2015	2014
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	12,522	18,959
Restricted cash	-	430
Trade receivables (net of allowance for doubtful accounts of $15 at December 31, 2015 and December 31, 2014)	4,734	5,991
Other accounts receivable and prepaid expenses	1,095	453

Total current assets	18,351	25,833

Severance pay fund	3,513	3,247
Property and equipment, net	1,260	980
Goodwill and intangible assets, net	40,252	22,869
Other assets	169	577

Total long-term assets	45,194	27,673

Total assets	63,545	53,506

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,	December 31,
	2015	2014
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$664	$322
Payment obligation related to acquisitions	2,204	2,278
Deferred revenues	9,354	7,091
Employees and payroll accruals	4,054	3,023
Accrued expenses and other current liabilities	1,248	1,551

Total current liabilities	17,524	14,265

LONG-TERM LIABILITIES:

Deferred revenue	1,348	576
Liabilities presented at fair value and other long-term liabilities	1,214	1,004
Payment obligation related to acquisitions	2,080	2,208
Accrued severance pay	4,746	4,296

Total long-term liabilities	9,388	8,084

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -
Authorized: 32,500,000 shares at December 31, 2015 and December 31, 2014; Issued and outstanding: 16,550,414 shares at December 31, 2015 and 15,375,716 shares at December 31, 2014	1,876	1,772
Additional paid-in capital	144,836	133,931
Accumulated other comprehensive loss	(1,137)	(871)
Accumulated deficit	(108,942)	(103,675)

Total shareholders' equity	36,633	31,157

Total liabilities and shareholders' equity	$63,545	$53,506

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2015	2014	2015	2014
	Unaudited		Unaudited

Software licenses	$26,744	$20,128	$7,416	$6,669
Maintenance and services	21,634	15,524	5,608	4,210
Total revenues	48,378	35,652	13,024	10,879
Operating expenses:
Cost of revenues	7,278	3,321	2,123	1,006
Research and development	11,139	9,316	3,156	2,215
Selling and marketing	29,249	19,136	8,103	5,392
General and administrative	4,857	3,944	1,070	1,019
Total operating expenses	52,523	35,717	14,452	9,632

Operating (loss) income	(4,145)	(65)	(1,428)	1,247
Financial expenses (income), net	576	893	(168)	577
Loss before taxes on income	(4,721)	(958)	(1,260)	670
Taxes on income (income tax benefit)	546	734	(25)	727
Net loss	$(5,267)	$(1,692)	$(1,235)	$(57)

Basic and diluted net loss per share	$(0.33)	$(0.11)	$(0.07)	$(0.00)
Weighted average number of shares used in computing basic and diluted net loss per share	16,183	15,024	16,503	15,243

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended
	2015	2014
	Unaudited	Audited
Cash flows from operating activities:

Net loss	$(5,267)	$(1,692)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation	411	345
Stock based compensation	2,827	1,489
Amortization of intangible assets	2,862	1,215
Accretion of payment obligations and other acquisition related adjustment	236	682
Foreign currency translation adjustments	139	-
Change in:
Accrued severance pay, net	184	(46)
Trade receivables	1,230	(767)
Other accounts receivable and prepaid expenses	(363)	265
Other long term assets	(38)	(1)
Trade payables	287	(136)
Deferred revenues	2,533	1,674
Employees and payroll accruals	961	(187)
Accrued expenses and other current liabilities	(196)	782
Liabilities presented at fair value and other long-term liabilities	(91)	(187)
Tax benefits related to exercise of stock options	(218)	(121)
Change in deferred taxes, net	(777)	(224)

Net cash provided by operating activities	4,720	3,091

Cash flows from investing activities:
Purchase of property and equipment	(625)	(446)
Decrease (Increase) in restricted cash	430	(430)
Acquisition of company, net of cash acquired	(10,402)	(748)
Net cash used in investing activities	(10,597)	(1,624)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	1,365	888
Tax benefits related to exercise of stock options	218	121
Payment of contingent consideration	(2,054)	-

Net cash provided by (used in) financing activities	(471)	1,009

Foreign currency translation adjustments on cash and cash equivalents	(89)	2

Increase (decrease) in cash and cash equivalents	(6,437)	2,478
Cash and cash equivalents at the beginning of the year	18,959	16,481

Cash and cash equivalents at the end of the year	12,522	18,959

Supplemental disclosure of cash flow activities:
Cash paid during the year for taxes	$1,558	$500

Cash paid during the year for interest
	$-	$5
Non cash activities:
Issuance of shares related to acquisition	$6,599	$503

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

	Three months ended December 31, 2015				Three months ended December 31, 2014
	Unaudited				Unaudited
	GAAP	Adj.		NON-GAAP	GAAP	Adj.		NON-GAAP
Software licenses	7,416			7,416	6,669			6,669
Maintenance and services	5,608	155	(a)	5,763	4,210	78	(a)	4,288
Total revenues	13,024			13,179	10,879			10,957

Operating expenses:
Cost of revenues	2,123	696	(b)	1,427	1,006	247	(b)	759
Research and development	3,156	362	(b), (c)	2,794	2,215	129	(c)	2,086
Selling and marketing	8,103	667	(b), (c)	7,436	5,392	244	(b), (c)	5,148
General and administrative	1,070	220	(c)	850	1,019	162	(c)	857
Total operating expenses	14,452			12,507	9,632			8,850

Operating income (loss)	(1,428)			672	1,247			2,107
Financial expenses (income) net	(168)	(266)	(d)	98	577	377	(d)	200
Income (loss) before taxes on income	(1,260)			574	670			1,907
Taxes on income (income tax benefit)	(25)	(449)	(e)	424	727	(129)	(e)	856
Net income (loss)	(1,235)			150	(57)			1,051

Diluted net income (loss) per share	(0.07)			0.01	0.00			0.07
Weighted average number of shares used in computing diluted net income (loss) per share	16,503			17,218	15,243			15,921

(a) Valuation adjustment on acquired deferred maintenance revenue

(b) Acquisition-related adjustments and amortization of intangible assets:

	Three months ended December 31,
	2015	2014
Cost of revenues	696	247
Research and development	100	-
Selling and marketing	154	81
General and administrative	-	48
	950	376

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

(c) Stock-based compensation expenses under ASC 718 included in:

	Three months ended, December 31,
	2015	2014
Research and development	262	129
Selling and marketing	513	163
General and administrative	220	114
	995	406

(d) Accretion of payment obligations and revaluation of liabilities presented at fair value:

	Three months ended, December 31,
	2015	2014
Revaluation of liabilities presented at fair value	(362)	206
Accretion of payment obligations	96	171
	(266)	377

(e) Taxes related to acquisitions and stock options

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

	Year ended December 31, 2015				Year ended December 31, 2014
	Unaudited				Unaudited
	GAAP	Adj.		NON-GAAP	GAAP	Adj.		NON-GAAP
Software licenses	26,744			26,744	20,128			20,128
Maintenance and services	21,634	741	(a)	22,375	15,524	363	(a)	15,887
Total revenues	48,378			49,119	35,652			36,015

Operating expenses:
Cost of revenues	7,278	2,518	(b)	4,760	3,321	889	(b)	2,432
Research and development	11,139	1,028	(b), (c)	10,111	9,316	440	(c)	8,876
Selling and marketing	29,249	2,439	(b), (c)	26,810	19,136	962	(b), (c)	18,174
General and administrative	4,857	1,282	(b), (c)	3,575	3,944	461	(c)	3,483
Total operating expenses	52,523			45,256	35,717			32,965

Operating income (loss)	(4,145)			3,863	(65)			3,050
Financial expenses, net	576	287	(d)	289	893	495	(d)	398

Income (loss) before taxes on income	(4,721)			3,574	(958)			2,652
Taxes on income	546	(1,416)	(e)	1,962	734	(354)	(e)	1,088
Net income (loss)	(5,267)			1,612	(1,692)			1,564

Diluted net income (loss) per share	(0.33)			0.10	(0.11)			0.10
Weighted average number of shares used in computing diluted net income (loss) per share	16,183			16,949	15,024			15,871

(a) Valuation adjustment on acquired deferred maintenance revenue

(b) Acquisition-related adjustments and amortization of intangible assets:

	Year ended December 31,
	2015	2014
Cost of revenues	2,518	889
Research and development	314	-
Selling and marketing	1,047	326
General and administrative	561	48
	4,440	1,263

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

(c) Stock-based compensation expenses under ASC 718 included in:

	Year ended December 31,
	2015	2014
Research and development	714	440
Selling and marketing	1,392	636
General and administrative	721	413
	2,827	1,489

(d) Accretion of payment obligations and revaluation of liabilities presented at fair value:
	Year ended December 31,
	2015	2014
Revaluation of liabilities presented at fair value	(187)	(187)
Accretion of payment obligations	474	682
	287	495

(e) Taxes related to acquisitions and stock options